Filed by Entergy Corporation Pursuant to Rule 425

Under the Securities Act of 1933

Subject Company: Entergy Corporation

Commission File No. 001-11299

FUTURE CURRENTS

The demands being placed on the electric grid today are vastly different and greater than those for which it was designed and built. The next two decades will require extraordinary investments in the U.S. electric infrastructure. Entergy recognizes this challenge and is pursuing an affordable, reliable solution—spinning off then merging its transmission business with ITC Holdings Corp., an independent, transmission-only company. It’s a bold move, and it should be: adapting to our changing world requires decisive action. READ MORE.

CURRENT NEWS

Fri, Oct 5 2012

Entergy and ITC Continue Transaction Approval Process with Mississippi Public Service Commission Filing

Fri, Sep 28 2012

Entergy and ITC Continue Transaction Approval Process with Arkansas Public Service Commission Filing

Mon, Sep 24 2012

ITC and Entergy File for Transaction Approval with Federal Energy Regulatory Commission

ENTERGY FORWARD-LOOKING INFORMATION. MORE INFORMATION AND WHERE TO FIND IT.

PRIVACY POLICY | TERMS & CONDITIONS: © 2012 Entergy Corporation, All Rights Reserved. The Entergy name and logo are registered service marks of Entergy Corporation and may not be used without the express, written consent of Entergy Corporation.

FUTURE TRANSMISSION

The demands being placed on the electric grid today are vastly different and greater than those for which it was designed and built. Meeting these challenges in the U.S. could require the electric utility industry to invest between $1.5 and $2 trillion in infrastructure between 2012 and 2030.

Entergy recognizes this challenge and is pursuing an affordable, reliable solution—spinning off then merging its electric transmission business into ITC Holdings Corp., an independent, transmission-only company. It’s a bold move and it should be. Adapting to our changing world requires decisive action.

The spin/merge transaction is designed to ensure not just the availability, but the reliability, diversity and security of energy in our region. It is the right transaction at the right time—a powerful solution that will deliver results for our customers, our employees and our communities.

THE GROWING NEEDS OF TOMORROW

Upgrading and modernizing the U.S. electric grid will require large and rapidly growing capital expenditures. The industry’s infrastructure investment could range from $1.5 trillion to $2.0 trillion between 2012 and 2030—driven by replacement of existing assets, environmental regulations and other compliance requirements.

For Entergy, electric transmission capital requirements are rising at a faster rate than investment in generation and distribution, and over four times as fast as total capital over the next seven years compared to the past seven years. Transmission capital could account for almost half of capital expenditures over depreciation over the next seven years. Bottom-line, transmission investments of the future are expected to be a disproportionate part of a very capital-intensive business.

IT MATTERS NOW

Today our states’ and our communities’ economic vitality is closely linked to diverse, affordable and reliable electricity. Our high-tech society places ever-increasing demands on electricity. At the same time a range of factors have converged on the industry and the Entergy companies that will drive growing capital expenditures across virtually every dimension of electricity generation and delivery. Eventually, these costs flow through to our customers.

The implication is clear: the capital investments required over the next decade will drive costs higher for customers. But new approaches taken now can mitigate the impact.

A SMART SOLUTION

Electric utilities are pursuing various solutions to the problem. Some are merging to add scale and increase financial capacity. Some are seeking greater certainty through regulations with formula rate plans, forward test years and the like. Others have decided to change their business models—a key component of the approach Entergy proposes.

As early as 1998, Entergy began advancing the idea of creating an independent transmission company to serve our region. The proposed ITC transaction satisfies that long-term, strategic vision at the right time with the right company.

A TRANSMISSION LEADER

ITC is new to the mid-South region but not to the transmission business. Formed in 2003 in Michigan and now with operations in seven states across the Midwest and Great Plains, ITC focuses solely on transmission and remains strictly independent of any other utility interests. Since its inception, ITC has made capital investments in its business of more than $3 billion. Its operational excellence is unquestioned—ITC has improved every transmission system it has acquired, and it has earned strong rankings in safety and reliability performance. ITC has also created a transmission-only utility from the ground up in Kansas and Oklahoma.

THE BENEFITS TO OUR REGION

Entergy and ITC are pursuing this spin/merge because a future with ITC as an independent owner of the transmission system is clearly better for our region. The transaction will deliver strength, expertise and opportunity for all of our stakeholders.

Strength: The spin/merge produces two companies that are stronger in many ways—operationally, financially, strategically. Entergy will achieve greater financial flexibility and ITC will achieve greater scale to pursue its progressive and proven independent electric transmission business model. Two companies emerge with strong balance sheets capable of financing their growing capital requirements—Entergy in generation and distribution, ITC in transmission. Over the long term, their investments and improvements will yield a strong regional electric grid, improved reliability and build on the benefits of a competitive wholesale market.

Expertise: The transaction results in two companies serving our region, each focused on delivering operational excellence by concentrating in critical functions of electricity delivery—Entergy in generation, distribution and retail customer service, ITC in moving bulk power from plants to substations and serving wholesale customers. Like physicians who specialize, each company’s skill and expertise will grow through greater focus on its core business.

Opportunity: Over time the new model can help to hold down rates and lower the delivered cost of energy, open access to inter-regional sources of electricity and facilitate the necessary capital investment in our region’s transmission infrastructure. Approximately 750 Entergy employees will transfer to ITC and become the core workforce of its new mid-South regional headquarters—bringing their knowledge of Entergy’s transmission grid and best practices with them. The transaction also brings in a new corporate citizen with a track record of commitment to communities, philanthropy and development in its footprint.

All of these benefits are achievable with very little effect on retail rates. In fact, transmission costs are a small fraction of the overall electricity bill. Projections across the Entergy operating companies indicate that in 2014 the impact of the proposed transaction on the typical residential monthly bill could range from a slight decrease to an increase of roughly one percent—a modest increase to receive significant benefits. This estimated change is based on, among other factors, ITC’s anticipated return on equity, cost of debt and capital structure.

ENTERGY FORWARD-LOOKING INFORMATION. MORE INFORMATION AND WHERE TO FIND IT.

PRIVACY POLICY | TERMS & CONDITIONS: © 2012 Entergy Corporation, All Rights Reserved. The Entergy name and logo are registered service marks of Entergy Corporation and may not be used without the express, written consent of Entergy Corporation.

FAQ

The Entergy ITC spin/merge transaction elicits a lot of questions from electric industry participants, customers, investors and other stakeholders. In this section we seek to answer the most commonly asked questions about the transaction, its rationale and the future benefits of fully independent transmission in the Entergy region.

What elements of Entergy’s operations are involved in the spin/merge transaction?

Entergy’s electric transmission business consists of approximately 15,800 miles of interconnected transmission lines at voltages of 69kV and above and associated substations across its utility service territory in the mid-South.

Following the completion of the transaction, ITC will be one of the largest electric transmission companies in the U.S., with more than 30,000 miles of transmission lines, spanning from the Great Lakes to the Gulf Coast.

Approximately 750 Entergy employees will transfer to ITC and become the core workforce of ITC’s Midsouth operations; ITC will establish its regional headquarters in Jackson, MS.

Why is this transaction so important to pursue now?

The electric industry is at a crossroads. The capital investment requirements of the U.S. electric industry are escalating rapidly—and Entergy is meeting the challenge head-on.

Estimates are that capital expenditures for the U.S. electric industry will total from $1.5 to $2.0 trillion between 2012 and 2030.

Infrastructure investment requirements across the industry could potentially triple over the next 20 years, driven by aging assets, environmental regulations and other compliance requirements.

Transmission capital requirements are growing twice as fast as total capital and transmission capital accounts for almost half of capital expenditures over depreciation; financing these requirements demands a new business model.

What should an individual Entergy shareholder expect regarding the transaction?

Entergy has proposed a transaction that would spin off its electric transmission business, or “Transco,” to Entergy’s shareholders in the form of a tax-free spin-off. Subsequently, the newly formed Transco will merge with a newly formed subsidiary of ITC. Prior to the merger, ITC expects to effectuate a $700 million recapitalization in the form of a share repurchase, a one-time special dividend, or a combination thereof.

The proposed merger will result in Entergy shareholders receiving approximately 50.1 percent of the common stock of ITC in exchange for their units of Entergy’s transmission business in a stock-for-stock merger, subject to certain adjustments provided for in the merger agreement. The actual number of shares will depend upon a number of factors and will be determined closer to closing. The transaction is targeted to close in 2013, subject to satisfaction of certain closing conditions, including approvals of Entergy’s retail regulators, the Federal Energy Regulatory Commission and ITC shareholders.

There is additional information available regarding the transaction, including required filings and approvals, which can be found in Entergy and ITC filings with the Securities and Exchange Commission, and on entergy.com in the newsroom and investor relations sections.

What makes ITC the right transmission utility for the Entergy service territory?

ITC is the nation’s largest completely independent transmission utility, pursuing a distinctive business model. ITC’s independent transmission company structure fosters greater confidence in wholesale competitive markets and promotes inter-regional transmission investment.

In contrast to a traditional utility, an independent transmission company has a singular focus on transmission system performance, planning and operations. With an independent transmission company, there is no competition for capital with generation and distribution businesses. Customers have greater confidence that transmission investment is sufficient to support competitive power markets.

Because of its independence and singular focus, an independent transmission company is better able to identify and promote inter-regional transmission projects and other transmission investments that require allocation or cooperation between multiple entities. For example, because an independent transmission company does not own a competing generation business, other generation companies are more willing to provide it with access to market sensitive data required for transmission studies and have greater confidence in the results of those studies.

How are the companies better able to serve the mid-South once the transaction is completed?

The proposed spin/merge results in strong and independent companies whose continued investments and enhancements can produce a stronger transmission system capable of delivering this energy reliably and affordably.

The transaction yields strength to protect the credit quality of the Entergy companies—mitigating risk of higher borrowing costs and, therefore, reducing risks of higher costs to our customers.

Two strong balance sheets—one focused on generation and distribution, one focused on transmission—are available to finance the infrastructure investments required in the future.

Post-transaction, each company has strong, experienced and proven leadership at the helm, totally committed to the region’s success.

How are two companies better than one?

The transaction essentially results in two utility companies that are “specialists:” Entergy in generation, distribution and retail customer service; ITC in transmission and wholesale customer service. Each concentrates on critical aspects of delivering safe, affordable and reliable electricity.

In other markets in which ITC operates, this focus and independence has been proven to deliver industry-leading results. ITC’s expertise is evidenced by excellent performance in reliability and safety. ITC’s operational excellence has improved the performance of the transmission businesses it has acquired.

The transaction combines the best practices of each company. For example, ITC will integrate best practices from Entergy’s industry-leading storm restoration model as Entergy employees join ITC.

Why is capital investment and credit quality such a big part of this conversation?

The transaction alleviates the disproportionate burden transmission places on capital requirements for Entergy. The spin/merge improves Entergy’s access to capital to serve generation and distribution and provides credit quality protection, mitigating the risk to customers of higher borrowing costs, which would adversely impact rates.

Entergy’s balance sheet will have an improved cash position and reduced debt levels, facilitating investment in generation and distribution.

As a transmission-only utility, ITC will specifically focus on the transmission system needs of the region to support efficient infrastructure investment, by improving access to capital for the transmission business. ITC’s operating companies have higher credit ratings than those of Entergy, which should improve access to capital for the transmission business and enable transmission investment at lower cost of debt.

What economic contribution does ITC bring to the mid-South region?

Since its inception, ITC has made capital investments in its business of more than $3 billion. Following completion of the transaction, ITC will invest in the mid-South’s electricity transmission infrastructure.

ITC’s independent and transparent business model can facilitate access to more diverse generation sources and regional markets—which can help control costs and aligns with national energy policy objectives.

Our region gains a proven new corporate citizen: Entergy and ITC are both committed to corporate philanthropy, sustainability, environmental protection, economic development and community investment.

ITC will establish and maintain a regional headquarters in Jackson, Mississippi where the headquarters of Entergy’s transmission business is currently located. ITC also will have offices and warehouses throughout the service territory to ensure a local presence and timely response to stakeholder and system needs.

Besides miles of transmission lines and acres of substations involved in the transaction, approximately 750 Entergy employees, including key leadership personnel from Entergy’s transmission business, will become employees of ITC.

How does the Entergy operating companies’ plan to join the Midwest Independent Transmission System Operator (MISO) relate to the ITC transaction?

The MISO proposal is a separate initiative from the transaction and involves the long-term operation of wholesale power markets and interconnection of electric transmission. ITC would own, operate and maintain the transmission system under MISO’s functional control as the regional transmission organization.

While the MISO and ITC initiatives are separate efforts, together they reshape the transmission grid in our region to ensure a more reliable, affordable energy supply for decades into the future.

Who is going to lead and manage the new transmission business?

Once the spin/merge is completed, ITC will own, and its management team will lead, the new transmission business. Certain former leadership personnel from the Entergy transmission business will join the ITC management team, which will help to ensure a successful transition and continuity of operations.

ITC’s Board of Directors will appoint two new independent directors to the ITC Board. ITC’s intent is to appoint Board members who have transmission industry knowledge and familiarity with the region in which Entergy operates.

Who will provide customer service, billing and outage restoration to Entergy customers?

The transaction will be seamless for Entergy’s retail customers, who will continue receiving the same high quality service from their local Entergy utility.

Entergy’s local utility companies will continue to own and operate the distribution and generation assets that serve its customers.

Entergy’s local utility companies will provide billing and customer service to their customers, just as they do now.

Who must approve this transaction for it to move forward?

Required approvals include each of the Entergy operating companies’ retail regulators, the Federal Energy Regulatory Commission, the Nuclear Regulatory Commission, and ITC shareholders. Submissions or filings related to the transaction also must be made with the Internal Revenue Service and the Department of Justice.

Entergy and ITC have been engaging in ongoing discussions with local, state and federal regulators about the compelling benefits of the transaction to our customers and other stakeholders to ensure we fully understand any issues or concerns they may have.

Initial filings were made in the fall of 2012, with transaction closing anticipated in 2013, assuming all regulatory approvals and closing conditions are met.

ENTERGY FORWARD-LOOKING INFORMATION. MORE INFORMATION AND WHERE TO FIND IT.

PRIVACY POLICY | TERMS & CONDITIONS: © 2012 Entergy Corporation, All Rights Reserved. The Entergy name and logo are registered service marks of Entergy Corporation and may not be used without the express, written consent of Entergy Corporation.

CURRENT NEWS

Fri, Oct 5 2012

Entergy and ITC Continue Transaction Approval Process with Mississippi Public Service Commission Filing

Fri, Sep 28 2012

Entergy and ITC Continue Transaction Approval Process with Arkansas Public Service Commission Filing

Mon, Sep 24 2012

ITC and Entergy File for Transaction Approval with Federal Energy Regulatory Commission

Wed, Sep 12 2012

Entergy and ITC Continue Transaction Approval Process with New Orleans City Council Filing

Wed, Sep 5 2012

Entergy and ITC Initiate Transaction Approval Process with Louisiana Public Service Commission Filing

ENTERGY FORWARD-LOOKING INFORMATION. MORE INFORMATION AND WHERE TO FIND IT.

PRIVACY POLICY | TERMS & CONDITIONS: © 2012 Entergy Corporation, All Rights Reserved. The Entergy name and logo are registered service marks of Entergy Corporation and may not be used without the express, written consent of Entergy Corporation.

RESOURCES

At the websites of each of Entergy’s retail regulators, you can download and read the filings made by each of the companies, intervenors and staff. Most commission sites offer RSS feeds so you can be alerted of new filings. As hearing schedules become public, we will post them here.

Arkansas Public Service Commission: http://www.state.ar.us/psc

City Council of New Orleans: http://www.nolacitycouncil.com/default.asp

Louisiana Public Service Commission: http://www.lpsc.louisiana.gov

Mississippi Public Service Commission: http://www.psc.state.ms.us

Public Utility Commission of Texas: http://www.puc.state.tx.us

At www.entergy.com/futurepower, a site devoted to news on the operating companies’ move to the Midwest Independent Transmission System Operator, you’ll learn more about how joining the first and one of the largest regional transmission operators is projected to save customers in the Entergy service area approximately $1.4 billion in the first decade of operation alone.

Information concerning ITC Holdings Corp. may be found on its corporate website, at www.ITC-Holdings.com.

ENTERGY FORWARD-LOOKING INFORMATION. MORE INFORMATION AND WHERE TO FIND IT.

PRIVACY POLICY | TERMS & CONDITIONS: © 2012 Entergy Corporation, All Rights Reserved. The Entergy name and logo are registered service marks of Entergy Corporation and may not be used without the express, written consent of Entergy Corporation.

INVESTOR DISCLOSURES

ENTERGY FORWARD-LOOKING INFORMATION

In this communication, and from time to time, Entergy makes certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Except to the extent required by the federal securities laws, Entergy undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Forward-looking statements involve a number of risks and uncertainties. There are factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, including (i) those factors discussed in Entergy’s Annual Report on Form 10-K for the year ended December 31, 2011, its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2012, June 30, 2012, and September 30, 2012, and other filings made by Entergy with the Securities and Exchange Commission; (ii) the following transactional factors (in addition to others described elsewhere in this communication, in the preliminary proxy statement/prospectus included in the registration statement on Form S-4 that ITC filed with the SEC on September 25, 2012 in connection with the proposed transactions, and in subsequent securities filings) involving risks inherent in the contemplated transaction, including: (1) failure to obtain ITC shareholder approval, (2) failure of Entergy and its shareholders to recognize the expected benefits of the transaction, (3) failure to obtain regulatory approvals necessary to consummate the transaction or to obtain regulatory approvals on favorable terms, (4) the ability of Entergy, Mid South TransCo LLC (TransCo) and ITC to obtain the required financings, (5) delays in consummating the transaction or the failure to consummate the transaction, (6) exceeding the expected costs of the transaction, and (7) the failure to receive an IRS ruling approving the tax-free status of the transaction; (iii) legislative and regulatory actions; and (iv) conditions of the capital markets during the periods covered by the forward-looking statements. The transaction is subject to certain conditions precedent, including regulatory approvals, approval of ITC’s shareholders and the availability of financing. Entergy cannot provide any assurance that the transaction or any of the proposed transactions related thereto will be completed, nor can it give assurances as to the terms on which such transactions will be consummated.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

On September 25, 2012, ITC filed a registration statement on Form S-4 (Registration No. 333-184073) with the SEC registering shares of ITC common stock to be issued to Entergy shareholders in connection with the proposed transactions, but this registration statement has not become effective. This registration statement includes a proxy statement of ITC that also constitutes a prospectus of ITC, and will be sent to ITC shareholders. In addition, TransCo will file a registration statement with the SEC registering TransCo common units to be issued to Entergy shareholders in connection with the proposed transactions. Entergy shareholders are urged to read the proxy statement/prospectus included in the ITC registration statement and the proxy statement/prospectus to be included in the TransCo registration statement (when available) and any other relevant documents, because they contain important information about ITC, TransCo and the proposed transactions. ITC shareholders are urged to read the proxy statement/prospectus included in the ITC registration statement and any other relevant documents because they contain important information about TransCo and the proposed transactions. The proxy statement/prospectus and other documents relating to the proposed transactions (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. The documents, when available, can also be obtained free of charge from Entergy upon written request to Entergy Corporation, Investor Relations, P.O. Box 61000 New Orleans, LA 70161 or by calling Entergy’s Investor Relations information line at 1-888- ENTERGY (368-3749), or from ITC upon written request to ITC Holdings Corp., Investor Relations, 27175 Energy Way, Novi, MI 48377 or by calling 248-946-3000.

ENTERGY FORWARD-LOOKING INFORMATION. MORE INFORMATION AND WHERE TO FIND IT.

PRIVACY POLICY | TERMS & CONDITIONS: © 2012 Entergy Corporation, All Rights Reserved. The Entergy name and logo are registered service marks of Entergy Corporation and may not be used without the express, written consent of Entergy Corporation.